# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Custom Truck One Source, Inc., CIK 0001709682
CUSIP: 23204X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 Independence Avenue, Kansas City, Missouri (MO), 64125
Date of event which requires filing of this statement: 10/17/2025
Filed by CIK 0001246840
Persons authorized to receive notices and communications: Mark Ein, 2200 Wilson Blvd, Suite 102 #447, Arlington, Virginia (VA), 22201, 202-654-7001

## Reporting persons
- Capitol Acquisition Management IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Capitol Acquisition Founder IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mark Ein (CIK 0001246840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,159,319; shared voting power 0; sole dispositive power 5,159,319; shared dispositive power 0; aggregate amount beneficially owned 5,159,319 (2.3% of the class)
- Dyson Dryden: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Custom Truck One Source, Inc.
Address of issuer's principal executive offices: 7701 Independence Avenue, Kansas City, Missouri (MO), 64125
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on April 14, 2021 (the "Schedule 13D"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Custom Truck One Source, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 7701 Independence Ave., Kansas City, MO 64125. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Distribution In-Kind

On October 17, 2025, Management IV distributed 3,670,279 shares of Common Stock to its members without consideration on a pro rata basis. As part of this distribution, Mr. Ein acquired 3,553,612 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The beneficial ownership set forth herein is based on 226,559,586 shares of Common Stock outstanding as of July 28, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Ein is the record holder of 5,139,319 shares of Common Stock and options to purchase 20,000 shares of Common Stock that are currently exercisable.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, the Reporting Persons have not effected any other transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Signatures
- Capitol Acquisition Management IV LLC: /s/ Mark Ein, Mark Ein, Chief Executive Officer (10/21/2025)
- Capitol Acquisition Founder IV LLC: /s/ Dyson Dryden, Dyson Dryden, Chief Financial Officer (10/21/2025)
- Mark Ein: /s/ Mark Ein, Mark Ein (10/21/2025)
- Dyson Dryden: /s/ Dyson Dryden, Dyson Dryden (10/21/2025)